UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Amendment No. 7)
Under the Securities Exchange Act of 1934
Inspired Entertainment, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

45782N108
(CUSIP Number)

Christopher Bulger Vitruvian Partners LLP 105 Wigmore Street London W1U 1QY +44 (0) 20 7518 2800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:
Manuel A. Miranda, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
(212) 728-8000

March 25, 2021
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.
*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 45782N108

1	NAME OF REPORTING PERSON LANDGAME S.À R.L.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,502,447
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,502,447
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.01% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)
The percentage set forth in row (13) is based on (i) 23,218,323 outstanding shares of common stock, par value $0.0001 per share (the “Common Stock”), of Inspired Entertainment, Inc. (the “Company”) on March 17, 2021, as disclosed in the prospectus supplement filed by the Company with the Securities and Exchange Commission pursuant to Rule 424(b)(7) on March 18, 2021.

CUSIP NO. 45782N108

1	NAME OF REPORTING PERSON VITRUVIAN I LUXEMBOURG S.À R.L.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,502,447
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,502,447
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.01% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)
The percentage set forth in row (13) is based on 23,218,323 outstanding shares of Common Stock on March 17, 2021, as disclosed in the prospectus supplement filed by the Company with the Securities and Exchange Commission pursuant to Rule 424(b)(7) on March 18, 2021.

CUSIP NO. 45782N108

1	NAME OF REPORTING PERSON VIP I A L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,829,941
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,829,941
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.50% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)
The percentage set forth in row (13) is based on 23,218,323 outstanding shares of Common Stock on March 17, 2021, as disclosed in the prospectus supplement filed by the Company with the Securities and Exchange Commission pursuant to Rule 424(b)(7) on March 18, 2021.

CUSIP NO. 45782N108

1	NAME OF REPORTING PERSON VIP I B L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,378,519
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,378,519
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.94% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)
The percentage set forth in row (13) is based on 23,218,323 outstanding shares of Common Stock on March 17, 2021, as disclosed in the prospectus supplement filed by the Company with the Securities and Exchange Commission pursuant to Rule 424(b)(7) on March 18, 2021.

CUSIP NO. 45782N108

1	NAME OF REPORTING PERSON VIP I NOMINEES LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,502,447
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,502,447
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.01% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)
The percentage set forth in row (13) is based on 23,218,323 outstanding shares of Common Stock on March 17, 2021, as disclosed in the prospectus supplement filed by the Company with the Securities and Exchange Commission pursuant to Rule 424(b)(7) on March 18, 2021.

CUSIP NO. 45782N108

1	NAME OF REPORTING PERSON VITRUVIAN PARTNERS LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,502,447
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,502,447
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.01% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN, IA

(1)
The percentage set forth in row (13) is based on 23,218,323 outstanding shares of Common Stock on March 17, 2021, as disclosed in the prospectus supplement filed by the Company with the Securities and Exchange Commission pursuant to Rule 424(b)(7) on March 18, 2021.

CUSIP NO. 45782N108

1	NAME OF REPORTING PERSON EVAN DAVIS, AS TRUSTEE OF THE LANDGAME TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,502,447
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,502,447
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,502,447
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.01% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)
The percentage set forth in row (13) is based on 23,218,323 outstanding shares of Common Stock on March 17, 2021, as disclosed in the prospectus supplement filed by the Company with the Securities and Exchange Commission pursuant to Rule 424(b)(7) on March 18, 2021.

Introductory Statement

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this “Amendment No. 7”),amends the Schedule 13D filed on January 3, 2017, as amended by Amendment No. 1 to the Original Schedule 13D filed June 30, 2017, Amendment No. 2 to the Original Schedule 13D filed January 5, 2018, Amendment No. 3 to the Original Schedule 13D filed January 24, 2018, Amendment No. 4 to the Original Schedule 13D filed February 12, 2019, Amendment No. 5 to the Original Schedule 13D filed March 25, 2019, and Amendment No. 6 to the Original Schedule 13D filed December 23, 2020 (collectively, the “Original Schedule 13D”).  The Original Schedule 13D and this Amendment No. 7 are collectively referred to herein as the “Schedule 13D”).  This Amendment No. 7 relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Inspired Entertainment, Inc., a Delaware corporation (the “Company”).  Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.  Capitalized terms used herein but not otherwise defined have the meanings ascribed to such terms in the Original Schedule 13D as amended by this Amendment No. 7.
Item 5. Interest in Securities of the Issuer.
Item 5 is hereby amended as follows:
(a) As of the date of this Amendment No. 7, each of the Reporting Persons beneficially owns shares of Common Stock in such numbers as set forth on the cover pages of this Schedule 13D.  The total number of shares each of the Reporting Persons beneficially owns represents such percentages as set forth on the cover pages to this Schedule 13D of the Common Stock outstanding.  The percentages used in this Schedule 13D are calculated based upon the 23,218,323 outstanding shares of Common Stock on March 17, 2021, as disclosed in the prospectus supplement filed by the Company with the Securities and Exchange Commission pursuant to Rule 424(b)(7) on March 18, 2021.
(b) None of the Reporting Persons has sole power to dispose or direct the disposition of the shares of Common Stock reported herein.  Mr. Davis, as trustee of the Landgame Trust, has the sole power to vote the shares of Common Stock reported herein.
(c) The following table sets forth sales of shares of Common Stock effected during the past sixty (60) days by Evan Davis (as trustee of the Landgame Trust) and not previously reported on Schedule 13D.  Except as otherwise noted below, all such sales of Shares were effected in the open market and the table includes commissions paid in per share prices.
Sale Date	Shares Sold	Average Price Per Share(1)	Range of Prices Per Share
March 19, 2021	30,000	$11.1450	$10.11 – $11.28
March 22, 2021	83,000	$10.3728	$10.27 – $10.66
March 23, 2021	25,000	$9.8059	$9.24 – $10.385
March 24, 2021	4,000	$9.0905	$9.00 – $9.52
March 25, 2021	75,000	$8.4421	$8.25 - $8.52
March 26, 2021	25,000	$8.5140	$8.50 – $8.60
(1)
The sales were effected in multiple open market sale transactions on the same day at different prices through a trade order executed by a broker-dealer.  The price reflects the weighted average sale price for such transactions.  The Reporting Persons hereby undertake to provide upon request by the Securities Exchange Commission staff, the issuer, or a shareholder of the issuer, full information regarding the number of shares sold at each separate price.

SIGNATURES
After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.
Dated: March 26, 2021
Landgame S.à r.l.
By: ___/s/ Gael Sausy__________________
Name:  Gael Sausy
Title:    B Manager and Authorized Signatory
Vitruvian I Luxembourg S.à r.l.
By: ___/s/ Gael Sausy_________________
Name:  Gael Sausy
Title:    B Manager and Authorized Signatory
VIP I Nominees Limited
By: Vitruvian Partners LLP, its director
By: ___/s/ Robert James Sanderson_______
Name:  Robert James Sanderson
Title:    Partner
VIP I A L.P.
By: Vitruvian Partners LLP, its general partner
By:  ___/s/ Robert James Sanderson_______
Name:  Robert James Sanderson
Title:    Partner
VIP I B L.P.
By: Vitruvian Partners LLP, its general partner
By: ___/s/ Robert James Sanderson________
Name:  Robert James Sanderson
Title:    Partner
Vitruvian Partners LLP
By: ___/s/ Robert James Sanderson________
Name:  Robert James Sanderson
Title:    Partner
_____/s/ Evan Davis____________________
Evan Davis, as trustee of the Landgame Trust